Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext
(Commission File No. 001-33392)

Executing a Visionary Plan
By Robert Green
Atlanta Trend

(photo)

Johnathan Short – Senior Vice President & General Counsel
IntercontinentalExchange, Inc.

IntercontinentalExchange – ICE – has surprised the Atlanta business community with its success a number of times since going public in 2005. Execution of an aggressive acquisition strategy has seen the company move from energy products into “softer” commodities like cotton and sugar, as well as a range of financial products. But the announcement in December of last year that forward-thinking ICE would be acquiring the New York Stock Exchange reverberated in Atlanta – and the world financial community – like a thunder-clap.  Overseeing the detailed legal work involved in making these important transactions possible is Johnathan Short, Senior Vice President & General Counsel of ICE.

Johnathan Short was born in Columbus, Ohio, and moved frequently as a child because his father was in the Air Force. The family lived in Germany, England, Greece and Arkansas before settling in Florida when Johnathan was in junior high. After high school, Johnathan’s first thought was to join the Air Force, like his father, by attending the Air Force Academy. “My vision wasn’t good enough to become a pilot,” he said, so he opted for his second choice of becoming a lawyer. He entered the University of Florida and obtained a degree in accounting followed immediately by law school, also at Florida.  He did summer work in Atlanta for the law firm of Long Aldridge & Norman (now McKenna Long & Aldridge), and joined the firm as an associate after graduation in 1990.

In the beginning, Johnathan worked as a litigator and continued to do this type of work for three and a half years. He was then asked to do litigation work for a special committee of the board of directors of Coca Cola Enterprises. “I couldn’t help but become more oriented toward the transactional side of business with this assignment and began doing more corporate work,” said Johnathan. He joined the mergers and acquisitions group of Long Aldridge & Norman in 1994. His special committee board of director work continued, and he worked on a number of major corporate acquisitions including the acquisition of Blue Cross and Blue Shield by WellPoint. Johnathan became a partner at Long Aldridge & Norman in 2000, and in 2002, Long Aldridge and Norman merged with the Washington, DC-based firm of McKenna & Cuneo to form McKenna Long & Aldridge.

In 2004, Johnathan was urged to consider taking the General Counsel position at a private company called IntercontinentalExchange by a former colleague who was the General Counsel of AGL Resources. Other people he trusted also urged him to consider it. Upon meeting Jeff Sprecher, the Chairman and CEO, and the rest of the management team, Johnathan says that he was definitely impressed. “They had a lot of big ideas, but I could tell that they also knew how to operate and execute,” he said.  CEO Jeff Sprecher had been building his remarkable vision of electronic exchanges for a number of years in an industry normally averse to change.

When Johnathan joined ICE in 2004, the company was still private and only had an over-the-counter energy business operated out of Atlanta, and the International Petroleum Exchange (now ICE Futures Europe) based in London. Today the exchange is the leading venue for crude oil futures traded globally as a result of the benchmark Brent crude oil futures contract. The company was also defending a novel copyright claim that had been asserted by its primary competitor at the time, the New York Mercantile Exchange, who was stating that ICE could not reference its settlement prices in the daily settlement prices of its swap contracts.  In 2005, ICE prepared the company to go public, and after winning the NYMEX litigation on summary judgment, launched its initial public offering in November 2005. Raising $416 million for ICE, it was the largest IPO in the history of the state of Georgia up to that time. ICE did a secondary offering within six months, and bought Canada’s leading agriculture futures exchange, the Winnipeg Commodity Exchange, which lists the benchmark canola contract. Around that time, ICE announced plans to purchase the New York Board of Trade in the fall of 2006, expanding ICE from energy markets to agricultural markets for cotton, cocoa, coffee, sugar and OJ futures. This deal closed in January of 2007. The year 2006 was also memorable for ICE because its stock enjoyed an average annual return of 196.8 percent, which tripled the stock price from the IPO and gave the company a market cap of $5 billion.

Johnathan had hit the ground running with an aggressive and innovative company and was enjoying his work. “We just kept going,” he said. “In the fall of 2008, we introduced the first central counterparty clearing house in London in over 100 years, known as ICE Clear Europe. Financial services had a tough year in 2008 with the collapse of Lehman and the financial crisis taking hold, but at ICE we were able to find the opportunities to expand the risk-management services we offer in response to serving a dramatically impacted credit sector.”

Johnathan’s job as General Counsel of ICE also has him overseeing ICE's government affairs efforts. Starting in 2006 with the “energy speculation” debate and moving forward to the financial market reforms called for after the financial crisis, Johnathan frequently speaks with regulators and has had to testify before Congress many times. He was particularly busy with government and regulatory affairs when ICE Clear Credit was formed as a new clearinghouse to clear credit default swaps, and with the broader debate around financial market reform that resulted in the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Since Dodd-Frank's passage in July 2010, Johnathan has spent significant time working with the CFTC and other regulators on detailed rule implementation. While the pace of new legislation and rule makings is nearing completion in the US, financial reform in Europe still being debated and implemented. “It’s a different environment in Europe,” Johnathan said. “There is a diverse range of views, because there are so many countries and regulators involved, so timeframes are longer.”

The most important thing that Johnathan has on his plate today is the acquisition by ICE of NYSE Euronext. The $8.2 billion stock and cash deal is a transformative transaction, says Johnathan. “The New York Stock Exchange is an iconic brand and solid business. This will expand ICE's markets significantly into interest rates and equities, to say the least.” The Euronext portion of the business comprises the stock exchanges of Paris, Brussels, Amsterdam and Lisbon. Additionally, the NYSE Liffe portion of the business will expand ICE's core derivatives business into interest rates and equity derivatives. Legendary businessman Warren Buffett had also been interested in purchasing NYSE Euronext according to news reports. ICE will maintain the NYSE’s physical presence and iconic floor in lower Manhattan. The merger into ICE definitely places NYSE Euronext in a faster growing and more nimble home.

Johnathan has enjoyed his time at ICE. “Jeff (Sprecher) and Chuck (Chuck Vice, President and COO) are great to work with. Jeff’s philosophy is that the company should have a flat management structure and open communication, which is a tremendous help. Views are shared and solicited,” he said. Johnathan believes that a big part of the success of ICE is that the company has a culture of group input, but with managers still being given autonomy to make their own decisions. These decisions tend to be much sounder because matters have been openly discussed and vetted. “As a lawyer,” Johnathan said, “I’m at the table when business decisions are made. In a lot of companies, the lawyer only gets involved after the fact.”

Johnathan has been married to his wife Lillian for 21 years and has two daughters, ages 12 and 9. The family lives in Buckhead and he likes to use his spare time for family activities. He enjoys running, wine, music and food.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations.  In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S−4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.